Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold files technical report for Minera Florida, Chile

    RENO, NV, Dec. 7 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX:MNG)(NYSE:MDG) is pleased to announce the completion of a NI
43-101 Technical Report for its Minera Florida mining operations located at
Alhue, Chile (referred to throughout the Technical Report as Alhue). The report, dated November 25, 2006, was prepared by Scott Wilson Roscoe Postle
Associates Inc. and is now available for public inspection on SEDAR
(www.sedar.com).

    <<
    Highlights from the report include:

    -   At the 2.5 g/t Au (equivalent) cut-off grade, the Minera Florida deposit is reported to contain:
           -  Proven and Probable Mineral Reserves of the Mine consisting of
              2.2 million tonnes of Mineral Reserves at an average grade of
              5.33 g/t Au, 27.07 g/t Ag, and 1.45% Zn
           -  Measured and Indicated Mineral Resources of approximately
              3.9 million tonnes at an average grade of approximately 5.21
              g/t Au, 23.37 g/t Ag, and 1.39% Zn
           -  Inferred Resources of approximately 2.9 million tonnes at an average grade of 5.46 g/t Au, 29.75 g/t Ag, and 1.37% Zn
    -   Exploration drilling results to date indicate that the Minera Florida area has geological potential for additional resources ranging from
        4.0 million tonnes to 12.0 million tonnes at grades ranging from 5.30 to 5.39 g/t Au, 28.36 to 40.00 g/t Ag, 1.30 to 1.41% Zn.
    -   There is good potential for the discovery of additional gold veins with similar mineralization at Minera Florida.
    -   Gold mineralization occurs in at least nineteen mineralized veins and zones of hydrothermal breccia hosted by gently
        northeast dipping volcaniclastic rocks (ranging from 50 meters to 200 meters in length, 0.8 meters to 30 meters in thickness and extend up to 500 meters in depth).
    >>

    Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders during the process; including all shareholders, employees and the communities and environment in which Meridian lives and operates.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.
    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 19:35e 07-DEC-06